UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 22)

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                                  Mr. M. K. Koo
                c/o Nam Tai Electronic & Electrical Products Ltd.
                             Unit 9, 15/F., Tower 1,
                              China Hong Kong City
                       33 Canton Road, Kowloon, Hong Kong
                           Telephone: (852) 2341-0273
                              Fax: (852) 2341-4164
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  with copy to:

                             Mr. Lorne Waldman, ESQ.
                        Nam Tai Electronics (Canada) Ltd.
                            999 West Hastings Street
                                   Suite 1500
                   Vancouver, British Columbia V6C 2W2 Canada
                            Telephone: (604) 669-7800
                               Fax: (604) 669-7816

                                  June 8, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|.

                          Page 1 of 5 pages No exhibit
                                     index.

CUSIP NO. 629865 205                              Page 2 of 5

----------- -----------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ming Kown Koo
----------- ----------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                  (a)/  /
                                                (b)/  /
               N/A
----------- ----------------------------------------------------
    3       SEC USE ONLY

----------- ----------------------------------------------------
    4       SOURCE OF FUNDS
                N/A
----------- ----------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (d) OR 2 (e)
                N/A
----------- ----------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canadian

----------------------------------------------------------------
                                  7     SOLE VOTING POWER
          NUMBER OF                     2,260,631
           SHARES              ---------------------------------
        BENEFICIALLY              8     SHARES VOTING POWER
          OWNED BY                      N/A
            EACH               ---------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON                       3,187,481
            WITH
            ----------------------------------------------------
                                 10     SHARES DISPOSITIVE POWER
                                            N/A
----------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,187,481
----------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
            / /
----------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     31.22%
----------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
               IN
----------------------------------------------------------------

CUSIP NO. 629865 205                              Page 3 of 5

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.


ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo") an individual.

     Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Electronic & Electrical Products Ltd. Unit 9, 15/F., Tower 1, China Hong Kong City 33 Canton Road, Kowloon, Hong Kong.

      Mr. Koo is the Senior Executive Officer of the Company and a director on the Board.

         During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction is to raise funds for Mr. Koo which are needed as a result of potential personal tax liability in Canada that may arise as a result of Mr. Koo's change of residency status from Canada to Hong Kong. Mr. Koo may sell or acquire additional shares in the future depending on the prevailing market price of the securities. Mr. Koo has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through
(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) At June 8, 1999, as a result of the sale of 258,675 Common Shares, Mr. Koo beneficially owned 3,187,481 or 31.22% of the Common Shares outstanding. The amount of Common Shares includes: i) 2,260,631 Common Shares; and ii) 926,850 Common Shares that Mr. Koo may acquire upon exercise of Warrants. In Mr. Koo's previous 13-d filing dated April 6, 1998 shares registered in the name of Mr. Koo's son, Mars Yue Kung Koo, as to which Mr. Koo disclaims beneficial ownership, were disclosed and included in the percentage ownership calculation. As Mars Yue Kung Koo is now older than 18 and no longer living in the same residence as Mr. Koo his shares, and any transactions involving such shares, are not aggregated with Mr. Koo's. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

CUSIP NO. 629865 205                                        Page 4 of 5

         (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a).

         (c) The following table sets forth details of the open market sales of the Company's Common Shares (all of which were made through PaineWebber Incorporated) made by Mr. Koo during the last sixty days.

  -----------------------------------------------------------------
                          NUMBER
                              OF
         TRADE            SHARES        SALES
          DATE           SOLD (#)      PRICE ($)      PROCEEDS ($)
          ----           --------      ---------      ------------
  June 8, 1999           258,675       $8.6923        $2,248,480.70
 ------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Previously reported.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

CUSIP NO. 629865 205                                   Page 5 of 5

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 1999




                                        By:       \S\ M. K.  KOO
                                                  -----------------
                                                  Ming Kown Koo